                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934

                            CHAPARRAL RESOURCES, INC.
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.0001 PER SHARE
                         (Title of Class of Securities)

                                    159420207
                                 (CUSIP Number)

                               R. Frederick Hodder
                             Chief Financial Officer
                            Nelson Resources Limited
                   c/o Commonwealth & British Services Limited
                          19 Berkeley Street, 7th Floor
                                 London W1J 8ED
                                 United Kingdom

                                 With a copy to:

                               Peter S. O'Driscoll
                              Coudert Brothers LLP
                                60 Cannon Street
                                 London EC4N 6JP
                                 United Kingdom

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 17, 2004
                      (Date of Event which Requires Filing
                               of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13(d)1-(f) or 13d-1(g), check the following box [ ].

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 159420207
--------------------------------------------------------------------------------------------------------------------
1        Name of Reporting Person
         I.R.S. Identification No. of Above Person (Entities Only)

                  NRL Acquisition Corp. (I.R.S. Identification No. 98-0425020)
--------------------------------------------------------------------------------------------------------------------
2        Check the Appropriate Box If a Member of a Group
                                            a.  [ ]
                                            b.  [ ]
--------------------------------------------------------------------------------------------------------------------
3        SEC Use Only


--------------------------------------------------------------------------------------------------------------------
4        Source of Funds

                  AF
--------------------------------------------------------------------------------------------------------------------
5        Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)  [ ]


--------------------------------------------------------------------------------------------------------------------
6        Citizenship or Place of Organization

                  Delaware
--------------------------------------------------------------------------------------------------------------------
                       7      Sole Voting Power                             0
      Number of
        Shares         8      Shared Voting Power                  26,002,624
Beneficially Owned by
         Each          9      Sole Dispositive Power                        0
      Reporting
     Person With       10     Shared Dispositive Power             26,002,624

--------------------------------------------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person                         26,002,624
--------------------------------------------------------------------------------------------------------------------
12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares                [ ]
--------------------------------------------------------------------------------------------------------------------
13       Percent of Class Represented By Amount in Row (11)   63%
--------------------------------------------------------------------------------------------------------------------
14       Type of Reporting Person

                              CO
--------------------------------------------------------------------------------------------------------------------



CUSIP NO. 159420207
--------------------------------------------------------------------------------------------------------------------
1        Name of Reporting Person
         I.R.S. Identification No. of Above Person (Entities Only)
                  Nelson Resources Limited (foreign entity - no I.R.S. Identification number)
--------------------------------------------------------------------------------------------------------------------
2        Check the Appropriate Box If a Member of a Group
                                            a.  [ ]
                                            b.  [ ]
--------------------------------------------------------------------------------------------------------------------
3        SEC Use Only


--------------------------------------------------------------------------------------------------------------------
4        Source of Funds

                  WC
--------------------------------------------------------------------------------------------------------------------
5        Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)  [ ]


--------------------------------------------------------------------------------------------------------------------
6        Citizenship or Place of Organization

                  Bermuda
--------------------------------------------------------------------------------------------------------------------
                       7      Sole Voting Power                             0
      Number of
        Shares         8      Shared Voting Power                  26,002,624
Beneficially Owned by
         Each          9      Sole Dispositive Power                        0
      Reporting
     Person With       10     Shared Dispositive Power             26,002,624

--------------------------------------------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person                         26,002,624
--------------------------------------------------------------------------------------------------------------------
12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares                [ ]
--------------------------------------------------------------------------------------------------------------------
13       Percent of Class Represented By Amount in Row (11)   63%
--------------------------------------------------------------------------------------------------------------------
14       Type of Reporting Person

                              CO
--------------------------------------------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER.

         This Schedule 13D relates to the common stock, par value $0.0001 per share (the "Common Stock"), of Chaparral Resources, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive office of the Issuer is 2 Gannett Drive, Suite 418, White Plains, New York 10604.


ITEM 2. IDENTITY AND BACKGROUND.

         The persons filing this statement on Schedule 13D (each a "Reporting Person" and, collectively, the "Reporting Persons") are: (i) Nelson Resources Limited, a company organized under the laws of Bermuda ("Nelson"), and (ii) NRL Acquisition Corp., a corporation organized under the laws of Delaware ("NRL"). The principal business address of Nelson is c/o Commonwealth & British Services Limited, 19 Berkeley Street, 7th floor, London W1J 8ED, United Kingdom, and the office address of Nelson is 52 Reid Street, Hamilton HM12, Bermuda. The principal business address of NRL is c/o Commonwealth & British Services Limited, 19 Berkeley Street, 7th floor, London W1J 8ED, United, and the office address of NRL is c/o Corporation Trust Company, 1209 Orange Street, Wilmington, Delaware 19801.

         The principal business of Nelson is the acquisition, development and exploitation of oil and natural gas properties in Kazakhstan. Nelson conducts its oil and gas business through majority-owned owned subsidiaries. NRL is a wholly-owned subsidiary of Nelson that was formed for the purpose of acquiring the shares of the Issuer in the transaction described in response to Items 3 and 4 below. NRL presently conducts no other business.

         The name, citizenship, business address, and present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of each of the executive officers and directors of Nelson and NRL are set forth in Annex A hereto.

         During the last five years, neither of the Reporting Persons, nor to the best of the knowledge of the Reporting Persons, any of the persons listed in Annex A or Annex B, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On May 17, 2004, NRL entered into a Share Purchase Agreement (the "SPA") with Central Asian Industrial Holdings N.V., a Netherlands Antilles company ("CAIH"), pursuant to which NRL acquired from CAIH (i) 22,925,701 shares of Common Stock of the Issuer (the "Shares"), (ii) a Promissory Note in the principal amount of $4,000,000 of the Issuer and Central Asian Petroleum (Guernsey) Limited, as co-obligors, in favor of CAIH (the "Note"), (iii) a Stock Purchase Warrant issued by the Issuer to CAIH exercisable to acquire 3,076,923 shares of Common Stock (the "Warrant") and (iv) all of CAIH's rights and obligations (the "Assigned Rights") under the Master Agreement dated May 10, 2002 (the "Master Agreement") between CAIH and the Issuer and the Registration Agreement dated May 10, 2002 (the "Registration Agreement") between CAIH and the Issuer.

         In consideration for the Shares, the Note, the Warrant and the Assigned Rights, Nelson executed and delivered to CAIH a promissory note (the "Nelson Note") in the original principal amount of $23,911,884. The Nelson Note has a term of one year and bears interest at the rate of 10.5% per annum, payable at maturity. It may not be pre-paid prior to scheduled maturity. The holder of the Nelson Note may accelerate repayment upon certain specified events of default including, among other things, failures to make payment when due, certain breaches of covenants, certain insolvency events, and in certain cases involving judgments against Nelson or defaults by Nelson or its subsidiaries on certain obligations.

         Nelson's obligations to CAIH under the Nelson Note are secured by a pledge by NRL of the Shares and the Warrant pursuant to a pledge and security agreement dated as of May 17, 2004 between NRL and CAIH (the "Pledge Agreement").

         Nelson has also entered into a guarantee agreement with CAIH dated as of May 17, 2004 (the "Guarantee Agreement") pursuant to which Nelson has agreed to guarantee NRL's performance of its obligations under the SPA.

         Nelson presently intends to use its own working capital to pay the interest on and principal amount of the Nelson Note at its scheduled maturity.

          If NRL decides to exercise the Warrant (in whole or in part), it expects to use funds to be contributed or lent from Nelson for this specific purpose in order to pay the exercise price payable pursuant to the Warrant. The aggregate exercise price payable upon the exercise of the Warrant in full is $4,000,000, subject to adjustment upon the occurrence of certain events as provided in the Warrant.

         Copies of each of (i) the SPA, (ii) CAIH's assignment of the Warrant to NRL (the "Warrant Assignment"), (iii) the agreement pursuant to which CAIH assigned to NRL the rights and obligations under the Master Agreement, the Registration Agreement and the Note (the "Assignment Agreement"), (iv) the Nelson Note, (v) the Pledge Agreement and (vi) the Guarantee Agreement are attached as exhibits to this Schedule 13D.

         The descriptions of the foregoing agreements (and the other agreements referred to in this Item 3 and in Item 4) that appear in this Schedule 13D are qualified in their entirety by reference to the full terms and conditions of such agreements.


ITEM 4. PURPOSE OF TRANSACTION.

         As discussed in more detail below, Nelson acquired the Shares, the Warrant, the Note and the Assigned Rights from CAIH for investment purposes. CAIH is a company affiliated with Nelson through its ownership of 23.2% of Nelson's shares and representation on Nelson's board. CAIH is not a controlling shareholder of Nelson. The acquisition was made by NRL, a wholly-owned subsidiary of Nelson that was established for the purpose of making this investment.

         On May 17, 2004, following the prior approval of the transfer of the Shares and Warrant from CAIH to NRL by the Board of Directors of the Issuer (based upon the recommendation of a special committee of the Board of Directors of the Issuer composed entirely of disinterested directors), NRL and CAIH entered into the SPA. Under the SPA, later on May 17, 2004, NRL acquired all of CAIH's interest in the Issuer, including the Shares, the Warrant, the Note and the Assigned Rights. As noted above in response to Item 3, payment of the purchase price under the SPA (consisting of $23,911,884 for the Shares, the Warrant, the Note and the Assigned Rights) was made by Nelson, in the form of the Nelson Note. In order to secure Nelson's payment obligations under the Nelson Note, NRL entered into the Pledge Agreement with CAIH on May 17, 2004 pursuant to which NRL has agreed to pledge the Shares and the Warrant to CAIH.

         Nelson has agreed to guarantee NRL's obligations to CAIH under the SPA pursuant to the terms of the Guarantee Agreement. The Guarantee Agreement was also executed on May 17, 2004.

         Under the terms of the Registration Agreement that has been assigned by CAIH to NRL, the Issuer is obligated to register for resale pursuant to the US federal and applicable state securities laws the Shares and the shares of common stock of the Issuer issuable upon exercise of the Warrant.

         The Note is due and payable in full on May 10, 2005. It bears interest at the rate of 12% per annum.

         Immediately following the closing of the transaction on May 17, 2004, as contemplated by the SPA, two of the Issuer's six directors, John Duthie and Nikolai Klinchev, resigned as directors, and the remaining four members of the Board of Directors of the Issuer elected two designees of Nelson, R. Frederick Hodder and Simon Gill, as directors of the Issuer. In addition, Mr. Klinchev resigned as Chief Executive Officer of the Issuer and was replaced by the Board of Directors of the Issuer by Mr. Gill. Mr. Hodder replaced Mr. Ian Connor as Chairman of the Board of Directors of the Issuer. Jonathan Wood resigned as Chief Financial Officer of the Issuer and was replaced by Miguel Soto, who will also serve as the Issuer's Treasurer and Controller. Biographies of Messrs. Hodder, Gill and Soto are attached hereto as Annex B. The Reporting Persons have no present intention to make further changes to the Board of Directors of the Issuer or any further changes to the Issuer's executive officers, pending a review of the Issuer's operations by the Issuer's Board of Directors.

         As noted above, Nelson acquired a controlling stake in the Issuer for investment purposes. Nelson believes that the Issuer's oil and gas properties and operations in Kazakhstan compliment Nelson's existing operations and properties in the region. As the controlling stockholder of the Issuer, Nelson will seek to encourage the Issuer to implement operating plans aimed at (i) increasing oil and gas production, (ii) reducing transportation and operating costs, (iii) increasing export volumes, and (iv) achieving price improvements for the Issuer's product versus benchmark pricing. Pending a detailed review of the Issuer's management and operations, Nelson does not presently have any specific plans or proposals to present to the Issuer in relation to any of the foregoing.

         The acquisition of a controlling stake in the Issuer allows Nelson to consolidate the Issuer's financial results with Nelson's own financial results.

         Nelson intends to monitor its investment in the Issuer and may acquire additional shares of Common Stock of the Issuer in public market transactions, tender offers and/or through negotiated transactions. Alternatively, Nelson may sell some or all of its investment in the Issuer in negotiated transactions or in the public market. Nelson's future decisions with respect to the Issuer and Nelson's interests therein will depend upon Nelson's evaluation of various factors, including, but not limited to: (i) the Issuer's business, financial condition, results of operations and prospects, (ii) general and industry specific economic, market and regulatory conditions, (iii) conditions in the securities markets and, in particular, in the market for the Issuer's shares,
(iv) economic, operating, regulatory and market conditions affecting Nelson and
(v) such other circumstances and conditions as Nelson may deem appropriate to consider from time to time. Based upon such evaluations, Nelson may take such actions with respect to the Issuer and its interest therein as it considers necessary or advisable.

         Except as otherwise specifically described in response to this Item 4, the Reporting Persons have not formulated any plans or proposals which relate to or would result in any of the events or transactions described in Item 4(a) through (j) of Schedule 13D under the Securities Exchange Act of 1934, as amended, although the Reporting Persons reserve the right to formulate such plans or proposals in the future.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) - (b) As a result of the acquisition of (i) the Shares and (ii) the Warrant, NRL is the direct owner of 26,002,624 shares of the Common Stock of the Issuer, representing 63% of the total issued and outstanding shares of Common Stock (determined based upon the shares of Common Stock outstanding as of May 10, 2004, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2004). As a result of its ownership of 100% of the outstanding shares of NRL, Nelson may be deemed to have shared beneficially ownership of the 26,002,624 shares of Common Stock directly held by NRL, including shared power to direct the vote and/or disposition of such shares.

(c) On May 17, 2004, NRL acquired from CAIH in a privately negotiated transaction: (i) the Shares, (ii) the Warrant, (iii) the Note and (iv) the Assigned Rights for a total of $23,911,884. As noted in the response to Item 3 above, payment for these items was effected by the delivery of the Nelson Note to CAIH. An aggregate purchase price was negotiated between the Reporting Persons and CAIH, and the Reporting Persons did not assign individual acquisition costs to the Shares, the Warrant, the Note and the Assigned Rights. None of the individuals identified in Annexes A or B entered into any transactions involving any of the shares of the Common Stock of the Issuer during the past sixty (60) days.

(d) - (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The information set forth in Items 3 and 4 above is incorporated herein by reference.

         Except as otherwise described in this Schedule 13D, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between either of the Reporting Persons and any other person with respect to any shares of Common Stock of the Issuer, including, but not limited to, transfer or voting of any of the Common Stock, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.


        EXHIBIT NO.                                DOCUMENT

        Exhibit A         Joint Filing Agreement dated May 21, 2004 between NRL
                          Acquisition Corp. and Nelson Resources Limited

        Exhibit B         Share Purchase Agreement dated as of May 17, 2004
                          between Central Asian Industrial Holdings N.V. and NRL
                          Acquisition Corp.

        Exhibit C         Warrant Assignment dated May 17, 2004, executed by
                          Central Asian Industrial Holdings N.V. in favor of NRL
                          Acquisition Corp.

        Exhibit D         Assignment Agreement dated as of May 17, 2004 between
                          Central Asian Industrial Holdings N.V. and NRL
                          Acquisition Corp.

        Exhibit E         Promissory Note dated May 17, 2004, executed by Nelson
                          Resources Limited in favor of Central Asian Industrial
                          Holdings N.V.

        Exhibit F         Pledge and Security Agreement dated as of May 17,
                          2004 between Central Asian Industrial Holdings N.V.
                          and NRL Acquisition Corp.

        Exhibit G         Guarantee Agreement dated as of May 17, 2004 between
                          Central Asian Industrial Holdings N.V. and Nelson
                          Resources Limited

        Exhibit H         Promissory Note dated May 10, 2002, executed by
                          Chaparral Resources, Inc. and Central Asian Petroleum
                          (Guernsey) Limited, as co-obligors, in favor of Central Asian Industrial Holdings N.V. (incorporated by reference to Exhibit 10.3 of the Form 10-Q of Chaparral Resources, Inc. for the period ended March
                          31, 2002)

        Exhibit I Stock Purchase Warrant dated May 10, 2002, issued by Chaparral Resources, Inc. to Central Asian Industrial Holdings N.V. (incorporated by reference to Exhibit
                          10.4 of the Form 10-Q of Chaparral Resources, Inc. for the period ended March 31, 2002)

        Exhibit J         Master Agreement dated May 9, 2002 between Central
                          Asian Industrial Holdings N.V. and Chaparral
                          Resources, Inc. (incorporated by reference to Exhibit
                          10.1 of the Form 10-Q of Chaparral Resources, Inc. for the period ended March 31, 2002)

        Exhibit K         Registration Agreement dated May 10, 2002 between
                          Central Asian Industrial Holdings N.V. and Chaparral
                          Resources, Inc. (incorporated by reference to Exhibit
                          10.5 of the Form 10-Q of Chaparral Resources, Inc. for the period ended March 31, 2002)

                                    SIGNATURE

         After reasonable inquiry and to the best of his respective knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  May 21, 2004


                                                NELSON RESOURCES LIMITED


                                                By \s\ R. Frederick Hodder
                                                   -----------------------
                                                   R. Frederick Hodder
                                                   Chief Financial Officer



                                                NRL ACQUISITION CORP.


                                                By \s\ R. Frederick Hodder
                                                   -----------------------
                                                   R. Frederick Hodder
                                                   President

                                     ANNEX A

             INFORMATION REGARDING DIRECTORS AND EXECUTIVE OFFICERS
                            OF THE REPORTING PERSONS

A.       NELSON RESOURCES LIMITED

----------------------------------------------------------------------------------------------------------------------
    NAME AND BUSINESS ADDRESS       POSITION WITH NELSON        CITIZENSHIP         PRESENT PRINCIPAL OCCUPATION OR
                                      RESOURCES LIMITED                                       EMPLOYMENT

----------------------------------------------------------------------------------------------------------------------
Nick Zana                          Chief Executive          United States of      Chief Executive Officer and
Nelson Resources Limited           Officer, Chairman and    America               Chairman
c/o Commonwealth & British         Director                                       Nelson Resources Limited
Services Limited
19 Berkeley Street
7th floor
London W1J 8ED
United Kingdom

---------------------------------- ------------------------ --------------------- ------------------------------------
Baltabek Kuandykov                 President and Director   Kazakhstan            President
Nelson Resources Limited                                                          Nelson Resources Limited
c/o Commonwealth & British
Services Limited
19 Berkeley Street
7th floor
London W1J 8ED
United Kingdom

---------------------------------- ------------------------ --------------------- ------------------------------------
Mirboulat Abuov                    Director                 Kazakhstan            Director
Nelson Resources Limited                                                          Halyk Savings Bank of Kazakhstan,
c/o Commonwealth & British                                                        3rd Floor, 58 Azerbaev Street,
Services Limited                                                                  480099 Almaty, Kazakhstan
19 Berkeley Street
7th floor
London W1J 8ED
United Kingdom

---------------------------------- ------------------------ --------------------- ------------------------------------
Askar Alshinbaev                   Director                 Kazakhstan            Chief Executive Officer
Nelson Resources Limited                                                          Central Asian Industrial Holdings
c/o Commonwealth & British                                                        N.V.
Services Limited                                                                  Scharlooweg 81, Curacao
19 Berkeley Street                                                                Netherlands Antilles
7th floor
London W1J 8ED                                                                    Director
United Kingdom                                                                    OJSC Kazkommertsbank, 25 Jandosov
                                                                                  Street, 480060 Almaty, Kazakhstan

---------------------------------- ------------------------ --------------------- ------------------------------------
Nurzhan Subkhanberdin              Director                 Kazakhstan            Chairman
Nelson Resources Limited                                                          Central Asian Industrial Holdings
c/o Commonwealth & British                                                        N.V.
Services Limited                                                                  Scharlooweg 81, Curacao
19 Berkeley Street                                                                Netherlands Antilles
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
    NAME AND BUSINESS ADDRESS       POSITION WITH NELSON        CITIZENSHIP         PRESENT PRINCIPAL OCCUPATION OR
                                      RESOURCES LIMITED                                       EMPLOYMENT

----------------------------------------------------------------------------------------------------------------------
7th floor
London W1J 8ED                                                                    Chairman of the Board of Directors
United Kingdom                                                                    OJSC Kazkommertsbank
                                                                                  25 Jandosov Street, 480060 Almaty,
                                                                                  Kazakhstan

---------------------------------- ------------------------ --------------------- ------------------------------------
Arvind Tiku                        Director                 India                 Managing Director
Nelson Resources Limited                                                          Energy Investments International
c/o Commonwealth & British                                                        Ltd.,
Services Limited                                                                  Office 1, 32 Zenkova Street,
19 Berkeley Street                                                                Almaty 480100, Kazakhstan
7th floor
London W1J 8ED
United Kingdom

---------------------------------- ------------------------ --------------------- ------------------------------------
Howard Miller                      Director                 United Kingdom        Chairman
Nelson Resources Limited                                                          Avnel Gold Ltd.
c/o Commonwealth & British                                                        St. Paul's House, Warwick Lane
Services Limited                                                                  London EC4P 4BN
19 Berkeley Street                                                                United Kingdom
7th floor
London W1J 8ED                                                                    Director
United Kingdom                                                                    Anglesey Mining Plc
                                                                                  Parys Mountain
                                                                                  Amlwca
                                                                                  Anglesey LL68 9RE
                                                                                  United Kingdom

---------------------------------- ------------------------ --------------------- ------------------------------------
Robert K. Connon                   Director                 Canada                Retired executive of Chevron
Nelson Resources Limited                                                          Corporation (now Chevron Texaco)
c/o Commonwealth & British
Services Limited
19 Berkeley Street
7th floor
London W1J 8ED
United Kingdom

---------------------------------- ------------------------ --------------------- ------------------------------------
Peter Luis O. Gross                Director                 Switzerland           Chairman and Managing Director
Nelson Resources Limited                                                          Alyco Advisory AG
c/o Commonwealth & British                                                        Stockerstrasse 44, PO Box 1078
Services Limited                                                                  8039 Zurich
19 Berkeley Street                                                                Switzerland
7th floor
London W1J 8ED
United Kingdom

---------------------------------- ------------------------ --------------------- ------------------------------------
Aziz Ait-Said                      Director                 France                Consultant
Nelson Resources Limited                                                          [Address]
c/o Commonwealth & British
Services Limited
19 Berkeley Street
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
    NAME AND BUSINESS ADDRESS       POSITION WITH NELSON        CITIZENSHIP         PRESENT PRINCIPAL OCCUPATION OR
                                      RESOURCES LIMITED                                       EMPLOYMENT

----------------------------------------------------------------------------------------------------------------------
7th floor
London W1J 8ED
United Kingdom

---------------------------------- ------------------------ --------------------- ------------------------------------
Amanzhol Kabdolov                  Vice President,          Kazakhstan            Vice President, General Affairs
Nelson Resources Limited           General Affairs                                Nelson Resources Limited
c/o Commonwealth & British
Services Limited
19 Berkeley Street
7th floor
London W1J 8ED
United Kingdom

---------------------------------- ------------------------ --------------------- ------------------------------------
R. Frederick Hodder                Chief Financial Officer  United States of      Chief Financial Officer
Nelson Resources Limited                                    America               Nelson Resources Limited
c/o Commonwealth & British
Services Limited
19 Berkeley Street
7th floor
London W1J 8ED
United Kingdom

---------------------------------- ------------------------ --------------------- ------------------------------------
S.A. Sehsuvaroglu                  Senior Vice President,   United States of      Senior Vice President, Operations
Nelson Resources Limited           Operations               America               Nelson Resources Limited
c/o Commonwealth & British
Services Limited
19 Berkeley Street
7th floor
London W1J 8ED
United Kingdom

----------------------------------------------------------------------------------------------------------------------




B.       NRL ACQUISITION CORP.

----------------------------------------------------------------------------------------------------------------------
NAME AND BUSINESS ADDRESS          POSITION WITH NRL        CITIZENSHIP            PRESENT PRINCIPAL OCCUPATION OR
                                   ACQUISITION CORP.                                          EMPLOYMENT

----------------------------------------------------------------------------------------------------------------------
R. Frederick Hodder                Director and President   United States of      Chief Financial Officer
Nelson Resources Limited                                    America               Nelson Resources Limited
c/o Commonwealth & British
Services Limited
19 Berkeley Street
7th floor
London W1J 8ED
United Kingdom

---------------------------------- ------------------------ --------------------- ------------------------------------
Annelie du Plessis                 Director and Secretary   South Africa          Group Financial Controller Nelson
Nelson Resources Limited                                                          Resources Limited
c/o Commonwealth & British
Services Limited
19 Berkeley Street
7th floor
London W1J 8ED
United Kingdom

----------------------------------------------------------------------------------------------------------------------

                                     ANNEX B

        BIOGRAPHIES OF NEW DIRECTORS AND EXECUTIVE OFFICERS OF THE ISSUER


         Simon K.J. Gill, age 48, has served as Regional Manager, in Kazakhstan, of Nelson Resources Limited since November 2003. Prior to joining Nelson, Mr. Gill worked for Texaco (now ChevronTexaco), a major international energy company, from 1979 to 2003, and was General Manager of Texaco North Buzachi in Kazakhstan between 1998 and 2003. Mr. Gill received a degree in mathematics from the University of Windsor, Ontario, Canada. Mr. Gill is a citizen of the United Kingdom, Trinidad and Canada. Mr. Gill has been appointed as a director and the Chief Executive Officer of the Issuer.

         R. Frederick Hodder, age 62, has served as Chief Financial Officer of Nelson Resources Limited since July 2002. From 1998 to 1999, Mr. Hodder was President of Kazakhstan Investment Management LLP. From 1995 to 1998, he served as Senior Vice President of the Central Asian-American Enterprise Fund. Mr. Hodder holds a bachelor of science degree in engineering from Stanford University and a master of business administration degree from Harvard Business School. Mr. Hodder is a citizen of the United States. Mr. Hodder has been appointed as Chairman of the Board of Directors of the Issuer.

         Miguel C. Soto, age 32, has served as Treasurer and Financial Controller of the Issuer since November 2002. From June 2002 to November 2002, he served as the Financial Controller of the Issuer. Prior to joining the Issuer, Mr. Soto worked as a Tax Accountant for Arthur Andersen and spent several years as a Staff Accountant for a technology company. Mr. Soto holds a bachelors degree in business administration and accounting, with honors, from the University of Houston. Mr. Soto is a citizen of the United States. Mr. Soto has been appointed Chief Financial Officer of the Issuer.

                                  EXHIBIT INDEX


        EXHIBIT NO.                            DOCUMENT

        Exhibit A         Joint Filing Agreement dated May 21, 2004 between NRL
                          Acquisition Corp. and Nelson Resources Limited

        Exhibit B         Share Purchase Agreement dated as of May 17, 2004
                          between Central Asian Industrial Holdings N.V. and NRL
                          Acquisition Corp.

        Exhibit C         Warrant Assignment dated May 17, 2004, executed by
                          Central Asian Industrial Holdings N.V. in favor of NRL
                          Acquisition Corp.

        Exhibit D         Assignment Agreement dated as of May 17, 2004 between
                          Central Asian Industrial Holdings N.V. and NRL
                          Acquisition Corp.

        Exhibit E         Promissory Note dated May 17, 2004, executed by Nelson
                          Resources Limited in favor of Central Asian Industrial
                          Holdings N.V.

        Exhibit F         Pledge and Security Agreement dated as of May 17, 2004
                          between Central Asian Industrial Holdings N.V. and NRL
                          Acquisition Corp.

        Exhibit G         Guarantee Agreement dated as of May 17, 2004 between
                          Central Asian Industrial Holdings N.V. and Nelson
                          Resources Limited

        Exhibit H         Promissory Note dated May 10, 2002, executed by
                          Chaparral Resources, Inc. and Central Asian Petroleum
                          (Guernsey) Limited, as co-obligors, in favor of Central Asian Industrial Holdings N.V. (incorporated by reference to Exhibit 10.3 of the Form 10-Q of Chaparral Resources, Inc. for the period ended March
                          31, 2002)

        Exhibit I Stock Purchase Warrant dated May 10, 2002, issued by Chaparral Resources, Inc. to Central Asian Industrial Holdings N.V. (incorporated by reference to Exhibit
                          10.4 of the Form 10-Q of Chaparral Resources, Inc. for the period ended March 31, 2002)

        Exhibit J         Master Agreement dated May 9, 2002 between Central
                          Asian Industrial Holdings N.V. and Chaparral
                          Resources, Inc. (incorporated by reference to Exhibit
                          10.1 of the Form 10-Q of Chaparral Resources, Inc. for the period ended March 31, 2002)

        Exhibit K         Registration Agreement dated May 10, 2002 between
                          Central Asian Industrial Holdings N.V. and Chaparral
                          Resources, Inc. (incorporated by reference to Exhibit
                          10.5 of the Form 10-Q of Chaparral Resources, Inc. for the period ended March 31, 2002)